December 15, 2006
Ms. Sharon Blume
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:	U.S. Bancorp Form 10-K for the Fiscal Year Ended December 31, 2005 (Filed March 7, 2006)

File No. 1-6880
Dear Ms. Blume:
Set forth below are the responses of U.S. Bancorp (“Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”), which were set forth in your letter, dated November 29, 2006 regarding the above referenced document.
In certain responses, we may agree to supplement the disclosures in our future filings. We are doing that in the spirit of transparency and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
The Staff’s comments, indicated in bold, are followed by U.S. Bancorp’s responses.
Form 10-K filed March 7, 2006
Financial Statements as of and for the year ended December 31, 2005
Note 1 – Significant Accounting Policies, page 66
1.	We note a significant portion of your income is derived from non-interest revenues. In future filings please disclose your accounting policy for recognition of the following non-interest revenue items, which appear material as a percentage of total non-interest income. Include the period over which the revenue is recognized, the method(s) you use for recognition and the specific accounting literature you use to determine the appropriateness of your policy. Provide us with your proposed future disclosure.
▪	Credit and debit card revenue;
▪	Merchant processing services;
▪	Trust and investment management fees; and
▪	Deposit service charges.

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We agree with the principle that we should seek to make our disclosures as transparent as possible. We believe that our industry is sufficiently familiar to the public that it is appropriate to assume that the public has a general understanding of the revenue recognition methods for each of these items. However, in response to the Staff’s comment, in future filings, U.S. Bancorp will disclose the accounting policy for recognition of the non-interest revenue items identified above. Noninterest income is recognized in accordance with Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises.” In certain circumstances, noninterest income is reported net of associated expenses in accordance with industry practice and applicable accounting literature including Emerging Issues Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent” and EITF Issue No. 00-22, “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future,” where applicable. Our proposed future disclosure is shown below.

NONINTEREST INCOME RECOGNITION

The Company recognizes noninterest income as it is earned based on contractual terms, as transactions occur, or as services are provided and collectibility is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others.

Credit and Debit Card Revenue
Credit and debit card revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within credit and debit card revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer.

Merchant Processing Services
Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card association assessments, and revenue sharing amounts, and are all recognized at the time the merchant’s transactions are processed or other services are performed. The Company enters into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

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Trust and Investment Management Fees
Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed fees based on account type, or transaction-based fees.

Deposit Service Charges
Service charges on deposit accounts primarily represent monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

2.	For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:
▪	the nature and terms of each hedged item or transaction (including any conversion , call or interest rate deferral features);
▪	the nature and terms of the derivative instruments;
▪	the specific documented risk being hedged;
▪	the type of SFAS 133 hedge (fair value, cash flow, etc.); and
▪	the quantitative measures you use to assess hedge effectiveness (at inception and on an ongoing basis) and calculate hedge ineffectiveness.
Within U.S. Bancorp, hedging activities are managed by either the Company’s treasury group or the mortgage banking division. A summary of the Company’s hedging relationships entered into during the periods presented and the information requested is included as Attachment I. In addition to this summary, the Company wishes to advise the Staff of the following:

Hedging Relationships Managed by the Treasury Group

The Company prepares formal documentation of the hedging relationships and the entity’s risk management objective and strategy for undertaking the hedge contemporaneous with the execution of the derivative instrument. A hedge memo is prepared, signed and dated, and includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure has been and will be assessed. The initial assessment of hedge effectiveness is included in the formal documentation prepared at inception of the hedging relationship.

As a result of the recent restatement trends in our industry regarding use of the “short-cut method” and evaluation of sources of ineffectiveness, the Company undertook a review of its hedging relationships for the periods presented in early 2006 to reassess its hedging arrangements under the criteria of SFAS 133. Additionally, the Company has continued to be vigilant throughout 2006 for any noncompliance with SFAS 133 and related guidance. In general, the Company has concluded that:
▪	Except for certain matters discussed further below, derivatives accounted for as hedges utilizing the short-cut method to evaluate the hedging relationship were considered appropriate as the hedging relationship related to “plain-vanilla” debt and

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met all required accounting criteria outlined by SFAS 133 and these recent interpretations; and,
▪	When the short-cut method was not utilized to evaluate the hedging relationship, the methods for assessing hedge effectiveness and calculating ineffectiveness were appropriate and in accordance with SFAS 133 and these recent interpretations.
However, the following issues were identified with respect to derivatives managed by the treasury group:
▪	During the fourth quarter of 2005, the Company failed to complete documentation to properly designate certain derivatives as hedges which had a notional amount of $162.5 million with a fair value of $(0.5) million (loss) at December 31, 2005. No other failures to complete contemporaneous documentation were identified for the periods presented. This failure to document hedges during the fourth quarter occurred due to an internal miscommunication with our treasury group.
▪	During the periods presented, certain FHLB Advances had related cash flow hedges that improperly utilized the short-cut method in violation of the guidance in DIG Issue E6 given the prepayable nature of the FHLB Advances. The notional amount of derivatives utilized in this manner was $1.5 billion as of December 31, 2005 and reflected unrealized gains of $30.5 million.
▪	Subsequent to the first quarter review, the Company identified one trust preferred obligation entered into by a legacy company (which was combined under the pooling method of accounting) prior to the adoption of SFAS 133 for which the short-cut method had been inappropriately applied. The notional amount of this derivative was $150 million as of December 31, 2005 and unrealized gain of $8.3 million.
With respect to the last two items, management believes the derivatives would have qualified as highly effective hedges since inception had the Company been utilizing the “long haul” method of testing for hedge effectiveness. However, because the Company utilized the short-cut method incorrectly, we did not perform any assessments of hedge effectiveness and, as a result, these derivatives did not qualify for hedge accounting. Accordingly, these derivatives should have been accounted for at fair value with changes in fair value reflected directly in earnings since inception in accordance with SFAS 133.

Management evaluated the prepayable FHLB Advances that had derivatives designated as cash flow hedges using the short cut method during the periods presented to determine whether or not the financial statements would have been materially misstated based on no application of hedge accounting during each of the applicable accounting periods applying the guidance in SAB 99 and methods similar to the SEC’s recently issued SAB 108. Based on this analysis, management concluded that accounting differences for the misapplication of the short-cut method were not material to any quarter or annual accounting period. As a result of this review, management recorded these accounting differences with a cumulative adjustment in the first quarter of 2006. Derivatives that had inappropriately followed the short cut method were terminated to eliminate any future fair value accounting implications. The Company advises the Staff of the Company’s disclosures of the cumulative accounting adjustments made during the first quarter of 2006 on page 6 of the Company’s Quarterly Report on Form 10-Q (Management’s Discussion and Analysis – Statement of Income Analysis – Noninterest Income).

As a result of the third matter noted above, this analysis was updated to reflect the impact of this accounting difference. Based on the revised analysis, management conclusions continue

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to be valid as the financial implications are not material to any quarterly or annual period presented.

Hedging Relationships Managed by the Mortgage Business (Residential Mortgages Held for Sale)

The Company produces documentation of the hedging relationships contemporaneously with the execution of the derivative instrument. Hedge reports include identification of the hedging instrument and the hedged item, and the Company’s written hedge policy for these hedging relationships describes the entity’s risk management objective and strategy for undertaking the hedges, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure will be assessed.

With respect to hedging activities for residential mortgages held for sale, the Company also conducted a quality assurance review of its hedging activities to reassess that the established hedge policies were being followed and appropriate documentation completed for the periods presented. In general, the review concluded:
▪	The Company has formally documented its hedging policies and procedures for residential mortgages held for sale; and,
▪	Hedge effectiveness is assessed on a daily basis in accordance with SFAS 133 and any ineffectiveness is measured and recorded through the income statement.
However, the following issues were identified as a result of the review:

▪	The Company’s mortgage banking division had not performed the similar asset test on a periodic basis for the designated hedge buckets that comprise the portfolio being hedged.
▪	The Company had not formally documented prospective hedge effectiveness testing as required by SFAS 133.
▪	The Company’s mortgage banking division was improperly relying on the hedge effectiveness testing alone as a proxy for performing periodic similar asset tests and prospective hedge effectiveness testing.
As a result, the Company did not meet the technical criteria outlined in paragraphs 20(b) and 21(a) and did not qualify for SFAS 133 hedge accounting for the periods presented. As a result, management concluded that these derivatives should not have qualified for hedge accounting.

Management reviewed the impacts for all periods presented to determine whether or not the financial statements would have been materially misstated based on no application of hedge accounting during each of the applicable accounting periods applying the guidance in SAB 99 and SAB 108. Based on this analysis, management concluded that accounting differences for the misapplication of hedge accounting (in the aggregate, including the other hedge issues described in the previous section) were not material to any quarterly or annual period presented.

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The Company’s materiality assessment of the misapplication of SFAS 133, outlined above, related to the Company’s hedging activities will be made available to the SEC Staff upon its request.

3.	Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

The Company refers the Staff to the discussion above regarding one trust preferred obligation and certain FHLB Advances with related hedges that improperly utilized the short-cut method.

The Company uses the short-cut method for certain fair value and cash flow hedges where all of the conditions of paragraph 68 of SFAS 133 are clearly met. During the periods presented, these include hedging relationships related to certain “plain vanilla” Debt and Brokered Retail Certificates of Deposit. We have included a summary of the conditions outlined in paragraph 68 of SFAS 133 (Attachment II) and indicated whether each condition is met or not applicable for these categories of hedging relationships. This summary clearly illustrates how the conditions that prevented others from appropriately qualifying for the short-cut method for Brokered Retail Certificates of Deposit did not apply to us.

The Company did not use the matched terms method (reliance on G9 or paragraph 65) for any hedging relationships during the periods presented.
*          *          *          *          *          *
In connection with responding to your comments, you have asked us to provide, in writing, a statement acknowledging the following:
▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We acknowledge the above statements.
*          *          *          *          *          *

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Should you require further clarification of any of the issues raised in this letter or the attached pages, please contact Terrance R. Dolan at (612) 303-4352 (or by fax at (612) 303-4830). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.
Sincerely,

/s/ TERRANCE R. DOLAN
Terrance R. Dolan
Executive Vice President and Controller

cc:	Jerry A. Grundhofer, Chairman
Richard K. Davis, Chief Executive Officer and President
David M. Moffett, Vice Chair and Chief Financial Officer
Lee R. Mitau, Executive Vice President and General Counsel

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Attachment I

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)
Interest rate swaps hedging changes in the fair value of fixed-rate liabilities resulting from changes in market interest rates	Fixed rate liabilities of US Bank, including Medium Term Notes (MTNs) and subordinated debt ranging from 1 year to 12 or more years. There are no conversion, call or interest rate deferral features.	Interest rate swaps where US Bank receives fixed rate and pays floating indexed (LIBOR) rate with terms mirroring the terms of the underlying liability (MTN or subordinated debt, as applicable). There are no conversion, call or interest rate deferral features.	Changes in fair value of the underlying hedged item (MTN or subordinated debt) as a result of changes in market interest rates.	Fair value hedge	Assumption of no ineffectiveness (“short-cut” method)

At inception, the hedge document discloses the conditions in FAS133, Par. 68 required when an entity assumes no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap. Hedge document provides support that the conditions have been met.

Refer to Attachment for our analysis of compliance with Par. 68.

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)
Cross currency interest rate swaps hedging changes in the fair value of fixed-rate liabilities resulting from changes in foreign currency and market interest rates	Fixed rate subordinated debt of US Bank denominated in Canadian dollars, with terms of 10 years. Callable at US Bank’s option at 5 years. There are no conversion or interest rate deferral features.	Interest rate swaps where US Bank receives Canadian dollars based on fixed interest rates and pays U.S. dollars based on floating indexed (LIBOR) rate with terms mirroring the terms of the underlying liability (subordinated debt), including the call feature. There are no conversion or interest rate deferral features.	Changes in fair value of the underlying hedged item (subordinated debt) as a result of changes in foreign currency and market interest rates.	Fair value hedge	Dollar offset method (long haul method)

At inception, the hedge is expected to be highly effective under varying relevant market environments because the notional amounts, cash flows, and reset dates of the liabilities are mirrored in the terms of the swap. There are some potential sources of ineffectiveness due to duration differences and credit spreads, that we measure when they occur, however, these are not considered to be material based on our historical quantitative experience using the dollar offset method.

The Company utilizes the cumulative dollar offset method to assess effectiveness on an ongoing basis and measure ineffectiveness and compares the difference in the cumulative change in the fair value of the swap and the subordinated debt obligation.

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)
Interest rate swaps hedging changes in fair value of trust preferred obligations resulting from changes in interest rates	Fixed rate trust preferred obligation of US Bank, typically callable after 5 years (US Bank is long the call) and with final maturities of 30 years or more. All of the trust preferred obligations have interest deferral features that are triggered upon the occurrence of certain negative events involving the Company’s financial condition. There are no conversion features.	Interest rate swap where US Bank receives fixed rate and pays floating indexed (LIBOR) rate with terms mirroring the critical terms of the underlying trust preferred obligation, including any call features. (Note: US Bank is short the call). The interest deferral features are not mirrored in the swap.

The interest rate swaps have a fair value other than zero at inception because the counterparty paid an upfront fee to US Bank equal to the fee US Bank paid the dealer for underwriting the underlying trust preferred obligation.	Changes in fair value of the underlying hedged item (trust preferred obligation) as a result of changes in market interest rates.	Fair value hedge	Dollar offset method (long haul).

At inception, the Company assesses prospectively that the hedge will be effective based on the fact that our quantitative historical experience using the cumulative dollar offset method has shown that the upfront fee in the swap is not a significant source of ineffectiveness. All critical terms in the swap are mirrored in the underlying trust preferred obligation. While the interest deferral feature is a potential source of ineffectiveness, it is not probable at inception that the deferral feature will be triggered. With respect to potential ineffectiveness due to the time value effect on the credit spread differential between the trust preferred obligations and the swap (para. 70 of FAS 133), an analysis is performed at inception to quantify the implied USB credit spread to be used in calculating the fair value of the trust preferred obligations. This implied credit spread is assumed to be constant throughout the term of the hedging relationship unless there are material changes in USB’s credit ratings.

The Company utilizes the cumulative dollar offset method to assess effectiveness on an ongoing basis and measure ineffectiveness and compares the difference in the cumulative change in the fair value of the swap and the underlying trust preferred obligation.

See discussion regarding management’s determination that short cut method was inappropriately applied for one trust preferred hedging relationship (notional of $150 million).

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)
Interest rate swaps hedging changes in fair value of deposit obligations resulting from changes in interest rates	Fixed rate deposit obligation of US Bank, typically 1 year and FDIC-insured.	Interest rate swap where US Bank receives fixed rate and pays floating indexed (LIBOR) rate with terms mirroring the terms of the underlying deposit liability except death redemptions.

Fair value of the interest rate swap at inception is zero. No broker commissions are financed in the transaction. Deposit obligations are issued at par.	Changes in fair value of the underlying deposit obligation as a result of changes in market interest rates.	Fair value hedge	Assumption of no ineffectiveness (short-cut method).

At inception, the hedge document discloses the conditions in FAS133, Par. 68 required when an entity assumes no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap. Hedge document provides support that the conditions have been met. At inception, the Company has assessed the likelihood of a death redemption occurring during the term of the obligation as not probable based on historical data from prior brokered retail certificate of deposit issuances. The short term nature of these certificates (typically 1 year) and the fact that dealers distribute to retail customers that represent a normal distribution of demographics throughout the broker’s network further substantiates that there is a very low likelihood that death redemptions will occur. As a result, these hedging relationships meet the criteria to utilize the short cut method under DIG E6 (Illustrative Debt Instrument 7).

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)
Forward commitments to sell residential mortgages hedging changes in fair value of residential mortgages held for sale resulting from changes in interest rates	Portion of the warehouse loan portfolio consisting of individual loans that share similar risk exposure for which they are designated as being hedged.	Portfolio of forward commitments to sell mortgages.	Change in the fair value of the warehouse portfolio being hedged. All components of the value of the loan are considered in the hedging relationship.

The hedge relationship is de-designated and re-designated on a daily basis.	Fair value hedge	On a daily basis, hedge effectiveness is assessed and ineffectiveness is measured. For each asset bucket, regression analysis is used to assess effectiveness using daily data points. The data points represent the daily measurements of the change in the value of the derivative and the change in the total value of the hedged item for the most recent 90 days of data.

The actual amount of hedge ineffectiveness is measured using the dollar offset method and is recorded daily as each hedge relationship lasts only one day.

See discussion regarding management’s determination that these hedges did not qualify for hedge accounting because they did not meet the criteria in Par. 20(b) and Par. 21(a) of FAS 133.

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)
Interest rate swaps hedging forecasted cash flows from variable-rate LIBOR loans	The Company follows the first payment received strategy for designating the hedged item as outlined in DIG G13. The hedged item(s) are the first $xx LIBOR-indexed cash flows (interest received) in a given month related to LIBOR-indexed loans with interest rate reset dates substantively equal to those for the designated hedging instruments (ie., the interest rate swaps).	Interest rate swaps where US Bank receives fixed rate and pays floating indexed (LIBOR) rate. The index on which the variable rate of the swaps is based matches the index on which the variable rate of the cash flows of the LIBOR-indexed loans is based. There may be slight variations in the notional amounts associated with certain repricing dates for the cash flows from the LIBOR-indexed loans and the cash flows of the interest rate swaps.	Changes in the LIBOR-indexed cash flows associated with LIBOR-indexed loans in a given month as a result of changes in market interest rates.	Cash Flow Hedge	At inception and on an ongoing basis, the Company assesses effectiveness using a correlation method (long haul method).

The Company uses the variable cash flow method from DIG G7 (long haul method) to measure ineffectiveness.

A small degree of ineffectiveness is expected both at inception and over the life of the hedging relationship as a result of the timing differences between the dates on which the interest rates reset for the cash flows of the LIBOR-indexed loans and the interest rate swaps. The loans whose LIBOR-indexed cash flow are being hedged have various monthly reset dates that do not perfectly match the monthly reset dates in the underlying interest rate swaps. Ineffectiveness occurs as a result of changes in LIBOR between the dates the LIBOR-indexed loans and interest rate swaps reset the LIBOR index. At the inception of these hedges, high correlation (80% — 125%) existed and is expected to exist going forward for daily 1-month LIBOR versus average one-month LIBOR, which we believe is a reasonable method to quantify the potential ineffectiveness from intra-month date differences.

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)
Interest rate swaps hedging forecasted cash flows from floating-rate debt	Floating rate indexed (LIBOR) cash flows from liabilities issued by US Bank, typically MTNs, bank notes and FHLB advances ranging from 1 year to 10 or more years. FHLB advances may be prepayable on interest reset/payment dates.	Interest rate swaps where US Bank pays fixed rate and receives floating indexed (LIBOR) rate with terms mirroring the terms of the underlying liability (MTN, bank note and FHLB advance). Fixed rate interest rate swaps hedging FHLB advances are not prepayable on interest reset/payment dates.	Changes in floating rate LIBOR-cash flows of the underlying hedged item (MTN, bank note, FHLB advance) as a result of changes in market interest rates.	Cash Flow Hedge	Assumption of no ineffectiveness (“short-cut” method).

At inception, hedge document discloses the conditions in FAS133, Par. 68 required when an entity assumes no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap. Hedge document provides support that the conditions have been met.

Refer to Attachment II for our analysis of compliance with Par. 68.

See discussion regarding management’s determination in 1Q 2006 that prepayable FHLB advances did not qualify for “short-cut method” because they were deemed prepayable under DIG E6.

Quantitative measures used to
	Nature and terms of	Nature and terms of the	Specific documented risk	Type of	assess hedge effectiveness
Hedging Relationship:	hedged item or	derivative instruments	being hedged	SFAS 133	(at inception and on an
	transaction (including			hedge (fair	ongoing basis) and to
	any conversion, call or			value, cash	calculate hedge
	interest rate deferral			flow, etc.)	ineffectiveness
features)

Forward commitments to sell specified amounts of certain foreign currencies to hedge capital volatility risk associated with net investments in certain foreign operations and fluctuations in foreign currency exchange rates
Net investment in foreign operations.	Proceeds from a US Bank commercial paper issuance with a term of 1-month or foreign currency forward contracts.	Changes in the net investment in foreign operations (that have a functional currency denominated in a currency other than USD) due to the pre-tax financial impact of changes in exchange rates between the specified foreign currency and US Dollars.	Net Investment Hedge	At inception, the Company documents that the criteria in paragraphs 40(a) and 40(b) have been met.

Since the notional amount of the hedging instrument matches the portion of the net investment designated as being hedged and the hedging instrument is denominated in the functional currency of the net investment, no ineffectiveness is expected at inception or on an ongoing basis as long as the net investment level does not decrease below the notional amount designated.

The hypothetical hedging instrument method is used to measure hedge ineffectiveness if for any reason the commercial paper proceeds or forward contract, as applicable, does not match the portion of the net investment designated as being hedged.

Hedging Relationships That Use Short-Cut Method	Attachment II

GAAP Requirements:
	“Plain Vanilla” Medium	“Plain Vanilla” Medium	Brokered Retail
	Term Notes and Subordinated	Term Notes and Subordinated	Certificates of Deposit –
	Debt – Fair Value Hedges	Debt – Cash Flow Hedges	Fair Value Hedges

Paragraph 68: .....An entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving an interest-bearing asset or liability and an interest rate swap if all of the applicable conditions in the following list are met:

Conditions applicable to both fair value hedges and cash flow hedges:
a. The notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged.	Condition met.	Condition met.	Condition met.
b. If the hedging instrument is solely an interest rate swap, the fair value of the swap at the inception of the hedging relationship is zero....	Condition met.	Condition met.	Condition met.

c. The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)
	Condition met.	Condition met.	Condition met.
d. The interest-bearing asset or liability is not prepayable (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences....	Condition met.	Condition met.	Condition met. Not considered prepayable under DIG E6 – Illustrative Debt Instrument 7.
dd. The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.	Condition met.	Condition met.	Condition met.

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GAAP Requirements:
	“Plain Vanilla” Medium	“Plain Vanilla” Medium	Brokered Retail
	Term Notes and Subordinated	Term Notes and Subordinated	Certificates of Deposit –
	Debt – Fair Value Hedges	Debt – Cash Flow Hedges	Fair Value Hedges
e. Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	Condition met.	Condition met.	Condition met.
Conditions applicable to fair value hedges only
f. The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.	Condition met.	N/A	Condition met.
g. There is no floor or ceiling on the variable interest rate of the swap.	Condition met.	N/A	Condition met.

h. The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).
	Condition met.	N/A	Condition met.
Conditions applicable to cash flow hedges only

i. All interest receipts or payments on the variable-rate asset or liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.
	N/A	Condition met.	N/A

j. There is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap. In that case, the swap must have a floor or cap on the variable interest rate that is comparable to the floor or cap on the variable-rate asset or liability....
	N/A	Condition met.	N/A
k. The repricing dates match those of the variable –rate asset or liability.	N/A	Condition met.	N/A

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